

January 18, 2013

James Kirsch
Chief Executive Officer
Professional Diversity Network, LLC
801 W. Adams Street
Suite 600, Chicago, Illinois 60661

>   **Re: Professional Diversity Network, LLC**
>   **Amendment No. 9 to Registration Statement on Form S-1**
>   **Filed January 16, 2013**
>   **File No. 333-181594**

Dear Mr. Kirsch:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 3, 2013.

Firm Commitment Underwritten IPO prospectus

General

1.   It is unclear why the disclosure in response to prior comment 1 regarding your commission rates from LinkedIn suggests that the commission rates only apply to sales of your services during 2013. We note that Exhibit C of the Diversity Recruitment Partnership Agreement filed as Exhibit 10.12 to this prospectus does not limit these commissions to revenues in 2013. Please advise. Further, consider adding an example of the amount of revenue the company would receive under the commission structure to illustrate the stair-step structure of this commission schedule.

2.   You state that following the expiration of your agreement with Monster Worldwide, you expect to experience significant decreases in revenue "at least for the first quarter of 2013." Please clarify whether the company believes that you may begin earning more revenues, than previously earned through Monster Worldwide, as early as the second quarter of fiscal 2013. If true, explain further the basis for your conclusion. To the extent that it is unlikely you will experience such revenue growth by this time, please revise your disclosures accordingly as your current disclosures imply otherwise.

Offering, page 11

3.   Please revise the number of shares outstanding prior to and immediately following this offering to reflect the number of shares to be issued upon conversion of debt based on the most recent outstanding balance of your debt. In this regard, your current disclosures appear to be based on the outstanding balance of your notes payable at September 30, 2012 and therefore, does not account for additional interest accrued since such time, which will also be converted into shares of your common stock.

Use of Proceeds, page 32

4.   Your disclosure at the top of page 33 continues to indicate that if the underwriter exercises its option to purchase additional shares, the net proceeds from the offering will be $8.2 million. Please revise this amount to $9.6 million, consistent with your response to our prior comment 7.

Capitalization, page 34

5.   The amounts in your pro forma column should reflect the completion of the events you describe in the related bullet point. In this regard, upon completion of your corporate reorganization, the amount of Members Equity in the pro forma column should be zero. Likewise, it would appear that as a result of the conversion of the promissory notes, the amount of Notes payable in the pro forma column should be zero. Please revise these amounts accordingly or explain to us why the amounts you are currently reflecting are appropriate. Furthermore, please make the same correction to the notes payable amount in the pro forma column on page 15.

        You may contact Melissa Kindelan at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via Email
        Brian Lee, Esq.
        SNR Denton US LLP